SECURITIES AND EXCHANGE COMMISSION

                       Washington, DC  20549



                             FORM 11-K

                           ANNUAL REPORT




                 Pursuant to Section 15(d) of the

                  Securities Exchange Act of 1934



            For the Fiscal Year ended December 31, 1996




                   LINCOLN NATIONAL CORPORATION
            EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                       (Full Title of Plan)



                    [Current Reg. No. 33-52667]



                   LINCOLN NATIONAL CORPORATION
                       200 East Berry Street
                     Fort Wayne, Indiana 46802
          (Name of Issuer and Principal Executive Office)




                             FORM 11-K
                   Lincoln National Corporation
            Employees' Savings and Profit-Sharing Plan

                         TABLE OF CONTENTS



Facing Sheet


Financial Statements


Signature


Exhibit 23--Consent of Ernst & Young LLP, Independent Auditors







Financial Statements
and Schedules

Lincoln National Corporation
Employees' Savings
and Profit-Sharing Plan

Years ended December 31, 1996 and 1995
with Report of Independent Auditors

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Financial Statements
and Schedules

Years ended December 31, 1996 and 1995




Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits
Statements of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements


Schedules

Schedule of Assets Held for Investment Purposes
Schedule of Reportable Transactions

Report of Independent Auditors

Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst & Young LLP
Fort Wayne, Indiana
June 2, 1997

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits


                                                        December 31
                                                   1996             1995
Assets
Investments:
  Common stock--Lincoln National Corporation   $109,451,501     $191,353,118
   Segregated investment accounts--The
      Lincoln National Life Insurance
      Company Separate Accounts                  72,586,832       95,253,320
   Unallocated insurance contracts--The
      Lincoln National Life Insurance Company    30,194,850       76,276,541
   Participant loans                              8,740,008       15,852,291
Total investments                               220,973,191      378,735,270

Cash and invested cash                              198,023        3,918,059
Accrued interest receivable                          23,986           30,578
Other receivables                                 1,319,840                0
Contributions receivable
   from Employer Companies                        8,849,872       12,004,120
Total assets                                    231,364,912      394,688,027

Liability--miscellaneous payables                   857,802        1,147,957
Net assets available for plan benefits         $230,507,110     $393,540,070


See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits


                                                     Year ended December 31
                                                      1996            1995
Additions:
   Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments                  $  (3,017,943)   $ 85,420,076
   Investment income:
      Dividends--Lincoln National Corporation        5,933,463       5,969,559
      Interest:
        The Lincoln National Life
            Insurance Company                        1,894,621       6,493,723
        Other                                        1,093,843       1,203,060
   Total investment income                           8,921,927      13,666,342
   Contributions:
      Employees                                     18,237,161      19,897,636
      Participating employers (net of
        forfeitures: 1996 $15,008; 1995 $16,376)    10,713,394      14,167,259
   Total contributions                              28,950,555      34,064,895
Total additions                                     34,854,539     133,151,313

Deductions:
   Distributions to participants                   (21,915,376)    (20,363,921)
   Transfer to American States
      Financial Corporation Employees'
      Savings and Profit-Sharing Plan             (175,764,524)              0
   Administrative expenses                            (207,599)       (217,696)
Total deductions                                  (197,887,499)    (20,581,617)

Net increase (decrease) in net
   assets available for plan benefits             (163,032,960)    112,569,696
Net assets available for plan
   benefits at beginning of the year               393,540,070     280,970,374
Net assets available for plan
   benefits at end of the year                    $230,507,110    $393,540,070


See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements


1. Significant Accounting Policies

Investments

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year. The fair value of the participation units owned by Lincoln National Corporation Employees' Savings and Profit-Sharing Plan ("Plan") in segregated investment accounts is based on quoted redemption value on the last business day of the year.

The unallocated insurance contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life"). Contract value represents net contributions made plus interest at the contract rate.

Participant loans are valued at cost which approximates fair value.


Use of Estimates

Preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liability at the date of the financial statements and the related amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2. Description of the Plan

The Plan is a contributory, defined contribution plan which covers eligible employees of LNC and certain of its subsidiaries ("Employer Companies"). Any person 21 years of age or older who is an employee of the Employer Companies is eligible to enroll in the Plan on the next Plan entry date if the person has been employed by LNC and any of its subsidiaries for at least one year.
A participant may make pretax contributions at a rate of at least 1%, but not more than 15% of compensation, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

The participants are fully vested in their contributions and direct the Plan to invest their contributions in any combination of the investment options as described in Note 4. Participants can direct employer contributions, but only after the contributions have been in the Plan for two full plan years following the year for which they were contributed.

The Employer Companies contribute to the Plan an amount equal to a participant's contributions, not to exceed 6%, multiplied by a percentage, ranging from 25% to 150%, which varies according to LNC's return on equity in relation to pre-identified peer companies. The Employer Companies' contributions are invested in the LNC Common Stock Fund. The Employer Companies contributions vest based upon years of service as defined in the Plan document as follows:

   Years of Service                        Percent Vested
        1                                          0%
        2                                         50%
        3 or more                                100%

The Employer Companies have the right in accordance with the Plan to discontinue contributions at any time and terminate participation in the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's account excluding employer contributions that have not been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve-month period.

Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a five year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Each participant's account is credited with the participant's contribution and the Employer Companies' matching contribution and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited nonvested amounts are used to reduce future Employer Companies' contributions.


3. Investments

Individual investments greater than 5% of Net Assets Available for Benefits at December 31, 1996 and 1995 are as follows:

                                                   December 31, 1996
                                              Shares/             Market
                                             Par Value             Value

   Common stock--Lincoln
      National Corporation                 2,084,790           $109,451,501
   Segregated investment accounts:
      Core Equity Fund                     2,039,150.637         16,888,478
      Medium Capitalization Equity Fund    2,082,404.287         18,876,487
      Large Capitalization Equity Fund     2,154,330.425         12,377,768

   Unallocated insurance contracts         $30,194,850         $ 30,194,850

                                                  December 31, 1995
                                             Shares/               Market
                                            Par Value              Value
   Common stock--Lincoln
      National Corporation                 3,560,058           $191,353,118
   Segregated investment accounts:
      Core Equity Fund                     1,264,092.105         22,920,130
      Medium Capitalization Equity Fund    3,112,599.024         23,772,967
      Large Capitalization Equity Fund     2,708,547.495         12,969,067

   Unallocated insurance contracts         $76,276,541         $ 76,276,541

The unallocated insurance contracts earned an average interest rate of approximately 6.8% and 6.7% in 1996 and 1995, respectively. The credited interest rates for new contributions at December 31, 1996 and 1995 were 7.0% and 6.3%, respectively. The rate on new contributions is guaranteed through the succeeding three calendar year quarters. The credited interest rates for the remaining contract value balance at December 31, 1996 and 1995 were 6.8% and 6.9%, respectively, and were determined based upon the performance of Lincoln Life's general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.5% for the first 5 contract years, 4.0% for years 6-10 and 3.5% following year 10. The guarantee is based on Lincoln Life's ability to meet its financial obligations out of its general assets. Restrictions may apply to the aggregate movement of funds to other investment options. The fair value of the unallocated insurance contracts approximates contract value. Participants are allocated interest on the unallocated insurance contracts based on the average rate earned on all Plan investments in unallocated insurance contracts.




Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options

The detail of net assets available for plan benefits by investment option is as follows:

                                                                  December 31, 1996
                                                                 Investment Options

                                               Total           1               2          3             4
Assets
Investments:
   Common stock                            $109,451,501  $109,451,501
   Segregated investment accounts            72,586,832                  $3,732,897                $16,888,478
   Unallocated insurance contracts           30,194,850                              $30,194,850
   Participant loans                          8,740,008
Total investments                           220,973,191   109,451,501     3,732,897   30,194,850    16,888,478

Cash and invested cash                          198,023     1,083,337        (6,823)    (300,713)       (7,320)
Accrued interest receivable                      23,986
Other receivables                             1,319,840                       9,868      484,841        43,212
Contributions receivable from
   Employer Companies                         8,849,872     8,849,872
Total assets                                231,364,912   119,384,710     3,735,942   30,378,978    16,924,370

Liability--miscellaneous payables               857,802       786,713
Net assets available for plan benefits     $230,507,110  $118,597,997    $3,735,942  $30,378,978   $16,924,370

                                                                      December 31, 1996
                                                                     Investment Options

                                                 5              6             7             8             9
Assets
Investments:
   Common stock
   Segregated investment accounts          $ 18,876,487  $  3,915,270    $4,652,521  $12,377,768   $ 1,708,663
   Unallocated insurance contracts
   Participant loans
Total investments                            18,876,487     3,915,270     4,652,521   12,377,768     1,708,663

Cash and invested cash                         (158,135)      (36,717)      (44,806)    (175,836)      (21,012)
Accrued interest receivable
Other receivables                               211,106        79,637        50,622      205,013        23,495
Contributions receivable from
   Employer Companies
Total assets                                 18,929,458     3,958,190     4,658,337   12,406,945     1,711,146

Liability--miscellaneous payables
Net assets available for plan benefits     $ 18,929,458  $  3,958,190    $4,658,337  $12,406,945   $ 1,711,146

                                                                  December 31, 1996
                                                                 Investment Options

                                               10             11           12          13         Loans
Assets
Investments:
   Common stock
   Segregated investment accounts          $989,778      $2,526,822  $2,521,725   $4,396,423
   Unallocated insurance contracts
   Participant loans                                                                          $8,740,008
Total investments                           989,778       2,526,822   2,521,725    4,396,423   8,740,008

Cash and invested cash                      (24,569)        (20,832)    (80,832)     (78,808)     71,089
Accrued interest receivable                                                                       23,986
Other receivables                            24,778          21,656      82,447       83,165
Contributions receivable from
   Employer Companies
Total assets                                989,987       2,527,646   2,523,340    4,400,780   8,835,083

Liability--miscellaneous payables                                                                  71,089
Net assets available for plan benefits     $989,987      $2,527,646  $2,523,340   $4,400,780  $8,763,994

                                                                     December 31, 1995
                                                                     Investment Options

                                               Total           1            2             3            4
Assets
Investments:
   Common stock                            $191,353,118  $191,353,118
   Segregated investment accounts            95,253,320                 $8,624,705                $22,920,130
   Unallocated insurance contracts           76,276,541                             $76,276,541
   Participant loans                         15,852,291
Total investments                           378,735,270   191,353,118    8,624,705   76,276,541    22,920,130

Cash and invested cash                        3,918,059     2,516,096                 1,401,963
Accrued interest receivable                      30,578
Other receivables                                     0
Contributions receivable from
   Employer Companies                        12,004,120    12,004,120
Total assets                                394,688,027   205,873,334    8,624,705   77,678,504    22,920,130

Liability--miscellaneous payables             1,147,957       578,264                   569,693
Net assets available for plan benefits     $393,540,070  $205,295,070   $8,624,705  $77,108,811   $22,920,130

                                                                December 31, 1995
                                                               Investment Options

                                                 5             6           7            8             9
Assets
Investments:
   Common stock
   Segregated investment accounts          $23,772,967   $8,902,420  $7,702,430   $12,969,067   $1,734,231
   Unallocated insurance contracts
   Participant loans
Total investments                           23,772,967    8,902,420   7,702,430    12,969,067    1,734,231

Cash and invested cash
Accrued interest receivable
Other receivables
Contributions receivable from
   Employer Companies
Total assets                                23,772,967    8,902,420   7,702,430    12,969,067    1,734,231

Liability--miscellaneous payables
Net assets available for plan benefits     $23,772,967   $8,902,420  $7,702,430   $12,969,067   $1,734,231

                                                                   December 31, 1995
                                                                  Investment Options


                                               10            11           12            13        Loans
Assets
Investments:
   Common stock
   Segregated investment accounts          $770,346      $2,029,374  $1,858,664   $3,968,986
   Unallocated insurance contracts
   Participant loans                                                                          $15,852,291
Total investments                           770,346       2,029,374   1,858,664    3,968,986   15,852,291

Cash and invested cash
Accrued interest receivable                                                                        30,578
Other receivables
Contributions receivable from
   Employer Companies
Total assets                                770,346       2,029,374   1,858,664    3,968,986   15,882,869

Liability--miscellaneous payables
Net assets available for plan benefits     $770,346      $2,029,374  $1,858,664   $3,968,986  $15,882,869

The detail of the changes in net assets available for plan benefits by investment option is as follows:



                                                              Year ended December 31, 1996
                                                                  Investment Options

                                                Total           1                  2            3               4
Additions:
   Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments         $ (3,017,943)   $(15,041,531)    $  143,367                   $ 3,768,123
   Investment income:
      Dividends                               5,933,463       5,933,463
      Interest                                2,988,464                                    $ 1,894,621
   Total investment income                    8,921,927       5,933,463                      1,894,621

   Contributions:
      Employees                              18,237,161       3,860,254        422,316       3,160,217     2,043,734
      Participating employers
        (net of forfeitures)                 10,713,394      10,713,394
   Total contributions                       28,950,555      14,573,648        422,316       3,160,217     2,043,734
Total additions                              34,854,539       5,465,580        565,683       5,054,838     5,811,857

Deductions:
   Distributions to participants            (21,915,376)     (9,613,257)      (477,478)     (5,663,295)   (1,434,977)
   Transfer to American States
      Financial Corporation Employees'
      Savings and Profit-Sharing Plan      (175,764,524)    (76,082,981)    (4,592,411)    (47,006,178)  (11,818,472)
   Administrative expenses                     (207,599)       (191,420)          (823)         (6,744)       (1,940)
   Net transfers                                             (6,274,995)      (383,734)        891,546     1,447,772
Total deductions                           (197,887,499)    (92,162,653)    (5,454,446)    (51,784,671)  (11,807,617)
Net increase (decrease) in net assets
   available for plan benefits             (163,032,960)    (86,697,073)    (4,888,763)    (46,729,833)   (5,995,760)
Net assets available for plan
   benefits at beginning of the year        393,540,070     205,295,070      8,624,705      77,108,811    22,920,130
Net assets available for plan
   benefits at end of the year             $230,507,110    $118,597,997     $3,735,942     $30,378,978   $16,924,370


                                                               Year ended December 31, 1996
                                                                   Investment Options


                                                 5             6             7           8               9
Additions:
   Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments         $ 4,316,435   $  304,350    $    5,661   $ 2,374,239   $  175,374
   Investment income:
      Dividends
      Interest
   Total investment income

   Contributions:
      Employees                              2,450,567      296,439       759,809     1,816,085      698,051
      Participating employers
        (net of forfeitures)
   Total contributions                       2,450,567      296,439       759,809     1,816,085      698,051
Total additions                              6,767,002      600,789       765,470     4,190,324      873,425

Deductions:
   Distributions to participants            (1,370,504)    (347,190)     (556,164)     (844,182)    (281,324)
   Transfer to American States
      Financial Corporation Employees'
      Savings and Profit-Sharing Plan      (11,272,913)  (4,703,573)   (2,976,419)   (4,699,957)  (1,480,296)
   Administrative expenses                      (2,094)        (921)         (741)       (1,386)        (253)
   Net transfers                             1,035,000     (493,335)     (276,239)      793,079      865,363
Total deductions                           (11,610,511)  (5,545,019)   (3,809,563)   (4,752,446)    (896,510)
Net increase (decrease) in net assets
   available for plan benefits              (4,843,509)  (4,944,230)   (3,044,093)     (562,122)     (23,085)
Net assets available for plan
   benefits at beginning of the year        23,772,967    8,902,420     7,702,430    12,969,067    1,734,231
Net assets available for plan
   benefits at end of the year             $18,929,458   $3,958,190    $4,658,337   $12,406,945   $1,711,146


                                                             Year ended December 31, 1996
                                                                   Investment Options

                                               10             11          12           13          Loans
Additions:
   Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments         $ 88,081      $  165,356  $  301,715   $  380,887
   Investment income:
      Dividends
      Interest                                                                                $ 1,093,843
   Total investment income                                                                      1,093,843

   Contributions:
      Employees                             274,330         618,570     602,804    1,035,379      198,606
      Participating employers
        (net of forfeitures)
   Total contributions                      274,330         618,570     602,804    1,035,379      198,606
Total additions                             362,411         783,926     904,519    1,416,266    1,292,449

Deductions:
   Distributions to participants            (38,304)       (133,929)   (223,044)    (368,132)    (563,596)
   Transfer to American States
      Financial Corporation Employees'
      Savings and Profit-Sharing Plan      (409,847)       (882,793)   (950,784)  (1,543,572)  (7,344,328)
   Administrative expenses                     (124)           (315)       (264)        (574)
   Net transfers                            305,505         731,383     934,249      927,806     (503,400)
Total deductions                           (142,770)       (285,654)   (239,843)    (984,472)  (8,411,324)

Net increase (decrease) in net assets
   available for plan benefits              219,641         498,272     664,676      431,794   (7,118,875)
Net assets available for plan
   benefits at beginning of the year        770,346       2,029,374   1,858,664    3,968,986   15,882,869
Net assets available for plan
   benefits at end of the year             $989,987      $2,527,646  $2,523,340   $4,400,780  $ 8,763,994

                                                                 Year ended December 31, 1995
                                                                      Investment Options

                                               Total            1                2           3            4
Additions:
   Net realized and
      unrealized appreciation
      in fair value of investments         $ 85,420,076  $ 67,988,471     $1,073,220                $ 5,905,550
   Investment income:
      Dividends                               5,969,559     5,969,559
      Interest                                7,696,783                               $ 6,493,723
   Investment income                         13,666,342     5,969,559                   6,493,723

   Contributions:
      Employees                              19,897,636     5,304,242        615,540    4,382,570     1,870,696
      Participating employers
        (net of forfeitures)                 14,167,259    14,167,259
Total contributions                          34,064,895    19,471,501        615,540    4,382,570     1,870,696
Total additions                             133,151,313    93,429,531      1,688,760   10,876,293     7,776,246

Deductions:
   Distributions to participants            (20,363,921)   (8,699,052)      (569,094)  (6,562,834)   (1,033,475)
   Administrative expenses                     (217,696)     (199,511)        (1,055)      (8,872)       (2,202)
   Net transfers                                          (10,215,054)      (627,068)   2,723,555       462,160
Total deductions                            (20,581,617)  (19,113,617)    (1,197,217)  (3,848,151)     (573,517)

Net increase (decrease) in net assets
   available for plan benefits              112,569,696    74,315,914        491,543    7,028,142     7,202,729
Net assets available for plan
   benefits at beginning of the year        280,970,374   130,979,156      8,133,162   70,080,669    15,717,401
Net assets available for plan
   benefits at end of the year             $393,540,070  $205,295,070     $8,624,705  $77,108,811   $22,920,130

                                                                Year ended December 31, 1995
                                                                      Investment Options

                                                 5             6           7           8              9
Additions:
   Net realized and
      unrealized appreciation
      in fair value of investments         $ 5,037,349   $  433,404  $1,174,621   $ 2,717,975   $  226,389
   Investment income:
      Dividends
      Interest
   Total investment income
   Contributions:
      Employees                              2,384,637      509,372     784,575     1,693,786      457,925
      Participating employers
        (net of forfeitures)
   Total contributions                       2,384,637      509,372     784,575     1,693,786      457,925
Total additions                              7,421,986      942,776   1,959,196     4,411,761      684,314

Deductions:
   Distributions to participants              (538,697)  (1,101,485)   (283,377)     (893,780)     (72,358)
   Administrative expenses                      (2,292)        (903)       (779)       (1,339)        (115)
   Net transfers                               783,458    2,053,683     362,043       202,635      542,517
Total deductions                               242,469      951,295      77,887      (692,484)     470,044
Net increase (decrease) in net assets
   available for plan benefits               7,664,455    1,894,071   2,037,083     3,719,277    1,154,358
Net assets available for plan
   benefits at beginning of the year        16,108,512    7,008,349   5,665,347     9,249,790      579,873
Net assets available for plan
   benefits at end of the year             $23,772,967   $8,902,420  $7,702,430   $12,969,067   $1,734,231



                                                                Year ended December 31, 1995
                                                                    Investment Options

                                               10             11           12           13         Loans
Additions:
   Net realized and
      unrealized appreciation
      in fair value of investments         $ 65,341      $  129,576  $  315,646   $  352,534
   Investment income:
      Dividends
      Interest                                                                                $ 1,203,060
   Total investment income                                                                      1,203,060

   Contributions:
      Employees                             167,759         442,232     352,295      932,007
      Participating employers
        (net of forfeitures)
   Total contributions                      167,759         442,232     352,295      932,007
Total additions                             233,100         571,808     667,941    1,284,541    1,203,060

Deductions:
   Distributions to participants            (14,593)        (25,432)    (12,063)     (74,208)    (483,473)
   Administrative expenses                      (42)           (144)       (117)        (325)
   Net transfers                            364,156         694,825     584,215      855,443    1,213,432
Total deductions                            349,521         669,249     572,035      780,910      729,959
Net increase (decrease) in net assets
   available for plan benefits              582,621       1,241,057   1,239,976    2,065,451    1,933,019
Net assets available for plan
   benefits at beginning of the year        187,725         788,317     618,688    1,903,535   13,949,850
Net assets available for plan
   benefits at end of the year             $770,346      $2,029,374  $1,858,664   $3,968,986  $15,882,869

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


4. Investment Options (continued)

Information with respect to investment options is as follows:

         Option    Description of Investment Option

         1                  LNC Common Stock Fund, which invests
                            in shares of Lincoln National
                            Corporation's common stock;

         2                  Government Bond Fund, which directly
                            or indirectly invests primarily in
                            fixed income securities issued by the
                            United States Government;

         3                  Guaranteed Fund, which invests
                            primarily in contracts which
                            guarantee a rate of return and
                            principal;

         4                  Core Equity Fund, which directly or
                            indirectly invests primarily in the
                            common stock of established
                            companies;

         5                  Medium Capitalization Equity Fund,
                            which directly or indirectly invests
                            primarily in the stock of new, rapid
                            growth companies;

         6                  Short-Term Fund, which directly or
                            indirectly invests primarily in notes
                            of government agencies and private
                            corporations;

         7                  Government/Corporate Bond Fund, which
                            directly or indirectly invests
                            primarily in corporate and U.S.
                            government bonds and mortgage-backed
                            securities;

         8 Large Capitalization Equity Fund, which directly or indirectly invests primarily in high-risk common stocks which have the potential for a significant appreciation in value;

         9 Balanced Fund, which directly or indirectly invests in three different asset classes: stocks, bonds and money market instruments, which provides growth through the stock portion and reduced risk through the bond and money market portion;

         10                 High Yield Bond Fund, which directly
                            or indirectly invests primarily in
                            below-investment-grade bonds,
                            providing higher rates of return to
                            compensate higher risk;

         11                 Small Capitalization Equity Fund,
                            which directly or indirectly invests
                            primarily in the stock of new, rapid
                            growth companies;

         12                 Value Equity Fund, which invests
                            primarily in large capitalization
                            stocks of undervalued companies that
                            are industry leaders;

         13                 International Equity Fund, which
                            directly or indirectly invests
                            primarily in stocks of non-United
                            States companies;

At December 31, 1996, the net assets in the LNC Common Stock Fund not subject to participant direction was $20,051,267.

Investment options 2 through 13 are provided by a group annuity contract issued by Lincoln Life.

Interest charged on new loans to participants is established monthly based upon prevailing rates for similar loans. Loans are repaid over 1, 3, 5, 10, 15 or 20 year periods depending on the purpose of the loan or when a participant withdraws from the Plan.


5. Income Tax Status

On February 9, 1995, the IRS ruled that the Plan qualifies as defined by
Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax based on the present income tax laws. Further, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


6. Transactions With Parties-In-Interest

The Plan has investments in common stock of LNC, and in segregated investment accounts and unallocated insurance contracts with Lincoln Life of $109,451,501, $72,586,832 and $30,194,850, respectively, at December 31, 1996 (47.5%,
31.5% and 13.1% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and financial services industries.

Lincoln Life also provides certain administrative services at no charge to the Plan. Trustee fees and additional expenses incurred solely for the LNC Stock Fund are charged directly to the LNC Stock Fund. Audit fees are charged to earnings of all investment funds based upon the market value of the respective funds applicable to each investment option. These transactions are exempt.


7. Transfer of Assets

Effective May 28, 1996, LNC's principal subsidiary within its Property-Casualty segment, American States Financial Corporation, closed an initial public offering of 17% of its common stock. As a result, the subsidiary formed the American States Financial Corporation Employees' Savings and Profit-Sharing Plan ("American States Plan") effective June 24, 1996. Assets transferred from the Plan to the American States Plan attributed to employees of American States Financial Corporation were $175,764,524 as of the effective date.


8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

                                                  1996             1995
   Net assets available for plan
      benefits per the financial statements    $230,507,110     $393,540,070
   Amounts allocated to
      withdrawing participants                     (687,332)      (1,273,955)
   Net assets available
      for plan benefits per Form 5500          $229,819,778     $392,266,115

The following is a reconciliation of distributions to participants per the financial statements to Form 5500:

                                                 1996             1995

   Distributions to participants
      per the financial statements             $ 21,915,376     $ 20,363,921
   Add amounts allocated to withdrawing
      participants at end of the year               687,332        1,273,955
   Deduct amounts allocated to withdrawing
      participants at beginning of the year      (1,273,955)      (1,089,639)
   Distributions to participants
      per Form 5500                            $ 21,328,753     $ 20,548,237

Amounts allocated to withdrawing participants are recorded on Form 5500 for distributions that have been processed and approved for payment prior to year end but have not yet been paid.

Schedules


Item 27a

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Schedule of Assets Held for Investment Purposes

December 31, 1996

                                                      (c)
                                           Description of Investment
             (b)                               Including Maturity                                   (e)
Identity of Issuer, Borrower,               Date, Rate of Interest,                    (d)        Current
   Lessor or Similar Party                    Par or Maturity Value                   Cost         Value
Common stock--
    Lincoln National Corporation*         2,084,790 shares                       $ 79,023,984  $109,451,501

Segregated investment
    accounts--The Lincoln
    National Life Insurance
    Company Separate Accounts*:

       Government Bond Fund               2,479,697.460 participation units        2,862,613      3,732,897

       Core Equity Fund                   2,039,150.637 participation units        9,911,879     16,888,478

       Medium Capitalization Equity Fund  2,082,404.287 participation units       11,584,770     18,876,487

       Short-Term Fund                    1,419,564.724 participation units        3,359,224      3,915,270

       Government/Corporate Bond Fund       948,419.273 participation units        3,511,478      4,652,521

       Large Capitalization Equity Fund   2,154,330.425 participation units        8,585,512     12,377,768

       Balanced Fund                        387,588.405 participation units        1,507,530      1,708,663

       High Yield Bond Fund                 475,030.360 participation units          884,803        989,778

       Small Capitalization Equity Fund     776,653.839 participation units        2,363,038      2,526,822

       Value Equity Fund                  1,583,854.688 participation units        2,097,979      2,521,725

       International Equity Fund            876,718.122 participation units        3,980,367      4,396,423
Total segregated investment accounts                                              50,649,193     72,586,832

Unallocated insurance contracts--
    The Lincoln National Life
    Insurance Company*                                                            30,194,850     30,194,850

Participant loans                         Various loans at interest rates
                                           varying from 5.01% to 12.00%
                                               due from 1997 to 2016.              8,740,008      8,740,008
                                                                                $168,608,035   $220,973,191
*Indicates party-in-interest to the Plan.

Item 27d
Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Schedule of Reportable Transactions
Year ended December 31, 1996
                                                                                                             (h)
                                                                                                        Current Value       (i)
          (a)                                                   (c)           (d)             (g)        of Assets on       Net
      Identity of                 (b)                        Purchase       Selling         Cost of      Transaction       Gain
     Party Involved       Description of Assets                Price         Price          Assets          Date          (Loss
)

Category (iii) Series of transactions in excess of 5 percent of plan assets.
Norwest Bank             Lincoln National Corporation
                         shares of common stock:
                            Purchases                       $40,843,048   $         0    $40,843,048    $40,843,048    $        0
                            Sales                                     0    31,570,726     23,912,722     31,570,726     7,658,004
                            Transfer (1)                              0             0     60,899,047     76,082,981             0

The Lincoln National     Unallocated insurance contracts--
Life Insurance Company   The Lincoln National Life
                         Insurance Company:
                            Purchases                         9,112,754             0      9,112,754      9,112,754             0
                            Sales                                     0     8,188,267      8,188,267      8,188,267             0
                            Transfer (1)                              0             0     47,006,178     47,006,178             0


Note: Columns (e) and (f), and categories (i), (ii) and (iv) are not applicable.

(1) Amount relates to the transfer of assets to the American States Financial Corporation Employees' Savings and Profit-Sharing Plan.

                               SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Lincoln National Corporation Benefits Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       LINCOLN NATIONAL CORPORATION
                                       EMPLOYEES' SAVINGS AND
                                       PROFIT-SHARING PLAN

                                       /S/ H. THOMAS MCMEEKIN
Date:    6/24/97                       ____________________________________
                                       H. Thomas McMeekin, Chairman
                                       Lincoln National Corporation
                                       Benefits Investment Committee